CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the first quarter ended July 3, 2022
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated August 10, 2022 and provides information concerning our results of operations and financial condition for the first quarter ended July 3, 2022. All figures are presented in Canadian (“CAD”) dollars, unless otherwise noted. You should read this MD&A together with our unaudited condensed consolidated interim financial statements as at and for the first quarter ended July 3, 2022 (“Interim Financial Statements”) and our audited consolidated financial statements and the related notes for the fiscal year ended April 3, 2022 (“Annual Financial Statements”). Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including our Annual Report on Form 20-F for the fiscal year ended April 3, 2022 (“Annual Report”).
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This MD&A contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “potential,” “should,” “will,” “would,” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this MD&A and include statements regarding our intentions, beliefs, or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan, and our growth strategies, including plans for expansion to new markets and new products, expectations for seasonal trends, and the industry in which we operate.
Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:
•our ability to continue operating our business amid the societal, political, and economic disruption caused by the novel coronavirus pandemic (“COVID-19”) and recent and ongoing geopolitical events;
•limited disruption to our DTC channel, including store closures, whether caused by COVID-19 and recent and ongoing geopolitical events or other events;
•our ability to implement our growth strategies;
•our ability to maintain strong business relationships with our customers, suppliers, wholesalers, and distributors;

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•our ability to keep pace with changing consumer preferences;
•our ability to protect our intellectual property;
•continued immaterial global supply chain disruptions to our business and ability to fulfill demand and maintain sufficient inventory levels, which we continue to monitor; and
•the absence of material adverse changes in our industry or the global economy.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report and other risk factors described herein, which include, but are not limited to, the following risks:
•risks and global disruptions associated with the ongoing COVID-19 pandemic and geopolitical events, which may further affect general economic and operating conditions;
•additional potential closures or retail traffic disruptions impacting our retail stores and the retail stores of our wholesale partners as a result of COVID-19;
•we may not open new retail stores or expand e-Commerce access on our planned timelines;
•we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;
•unanticipated changes in the effective tax rate or adverse outcomes from audit examinations of corporate income or other tax returns;
•our indebtedness may adversely affect our financial condition;
•an economic downturn and general economic conditions (for example, inflation and rising interest rates) may further affect discretionary consumer spending;
•we may not be able to satisfy changing consumer preferences;
•global political events, including the impact of political disruptions and protests, which may cause business interruptions;
•our ability to procure high quality raw materials and certain finished goods globally;
•our ability to manage inventory and forecast our inventory need and to manage our production distribution networks. In anticipation of our expected growth and as an important hedge against inflation, we have built up our inventory to elevated levels. If our supply exceeds demand, we may be required to take certain actions to reduce inventory which could damage our brand;
•we may not be able to protect or preserve our brand image and proprietary rights;
•the success of our business strategy;
•our ability to manage our exposure to data security and cyber security events;
•fluctuations in raw material costs, interest rates and currency exchange rates; and
•we may be unable to maintain effective internal controls over financial reporting.

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Although we base the forward-looking statements contained in this MD&A on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks which we face, and these should be considered when reading the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this MD&A may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.
You should read this MD&A and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this MD&A, and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.
BASIS OF PRESENTATION
The Interim Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), and are presented in millions of Canadian dollars, except where otherwise indicated. The Interim Financial Statements do not include all of the information required for Annual Financial Statements and should be read in conjunction with the Annual Financial Statements. Certain financial measures contained in this MD&A are non-IFRS financial measures and are discussed further under “Non-IFRS Financial Measures and Other Specified Financial Measures” below.
The Interim Financial Statements and the accompanying notes have been prepared using the accounting policies described in note 2 to the Annual Financial Statements. The Company adopted a change in accounting policy on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements as described in note 2 to the Interim Financial Statements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision.
All references to “$”, “CAD” and “dollars” refer to Canadian dollars, “USD” and “US$” refer to U.S. dollars, “GBP” refers to British pounds sterling, “EUR” refers to euros, “CHF” refers to Swiss francs, “CNY” refers to Chinese yuan, ”RMB” refers to Chinese renminbi, “HKD” refers to Hong Kong dollars, and “JPY” refers to Japanese yen unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding.
All references to “fiscal 2020” are to the Company’s fiscal year ended March 29, 2020; to “fiscal 2021” are to the Company’s fiscal year ended March 28, 2021; to “fiscal 2022” are to the Company’s fiscal year ended April 3, 2022; and to “fiscal 2023” are to the Company’s fiscal year ending April 2, 2023.

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The Company's fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. The additional week in a 53-week fiscal year is added to the third quarter. Fiscal 2022 was the first 53-week fiscal year, ended on April 3, 2022, and the additional week was added to the third quarter ended January 2, 2022.
Certain comparative figures have been reclassified to conform with the current year presentation. Depreciation and amortization for amounts not included in costs of goods sold, which were previously presented in a separate line item, are reflected in the presentation of selling, general & administrative (“SG&A”) expenses.

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SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations for the first quarter ended July 3, 2022 compared to the first quarter ended June 27, 2021, and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages. See “Results of Operations” for additional details.

CAD $ millions (except per share data)	First quarter ended
	July 3, 2022	June 27, 2021²	% Change
Statement of Operations data:
Revenue	69.9	56.3	24.2%
Gross profit	42.7	30.7	39.1%
Gross margin	61.1%	54.5%	660	bps
Operating loss	(80.7)	(61.8)	(30.6)%
Net loss	(63.6)	(57.5)	(10.6)%
Net loss attributable to shareholders of the Company	(62.4)	(57.5)	(8.5)%
Loss per share attributable to shareholders of the Company
Basic and diluted	$(0.59)	$(0.52)	(13.5)%
Non-IFRS Financial Measures:[1]
Adjusted EBIT	(75.6)	(61.3)	(23.3)%
Adjusted EBIT margin	(108.2)%	(108.9)%	70	bps
Adjusted net loss attributable to shareholders of the Company	(58.5)	(50.8)	(15.2)%
Adjusted net loss per basic and diluted share attributable to shareholders of the Company	$(0.56)	$(0.46)	(21.7)%
1See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
2The Company adopted a change in accounting policy on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application on this quarter.

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Segments
Our reporting segments align with our sales channels: Direct-to-Consumer (“DTC”), Wholesale, and Other. We measure each reportable operating segment’s performance based on revenue and operating income. As at July 3, 2022, our DTC segment included sales to customers through our 56 national e-Commerce markets and 43 directly operated permanent retail stores across North America, Europe, and Asia Pacific. Through our Wholesale segment, we sell to a mix of retailers and international distributors. The Other segment comprises sales and costs not directly allocated to the DTC or Wholesale segments, such as sales to employees and SG&A expenses.
Factors Affecting our Performance
We believe that our performance depends on many factors including those discussed below.
•Growth in our DTC Channel. We plan to continue executing our global strategy through retail and e-Commerce expansion, though the scale of such expansion may be delayed due to current global conditions.
•COVID-19 pandemic. COVID-19 continues to impact the global economy and public health officials have imposed restrictions and recommended precautions to mitigate the spread of the virus. While restrictions have been lifted to varying degrees in markets around the world, we continue to be impacted to some extent. Store operations have largely resumed during the first quarter of fiscal 2023 across our global store network with the exception of Mainland China, which was negatively impacted by COVID-19 related restrictions that resulted in store closures, reduced hours, significantly lower retail traffic, and conservative consumer buying behaviour. In the first quarter of fiscal 2023, eight out of 16 retail stores in Mainland China experienced store closures. As at July 3, 2022 and August 11, 2022, all of our retail stores globally were in operation.
Global supply chain disruptions continue from the ongoing challenges related to COVID-19, however these disruptions have not materially impacted our ability to fulfill demand and maintain sufficient inventory levels. We continue to anticipate and monitor escalating costs based both on freight constraints and required speed to stage inventory or deliver to consumers.
Future developments relating to COVID-19 are highly uncertain and out of our control. Prolonged disruptions due to the pandemic, including the emergence of the new COVID-19 variants and mutations, may negatively impact our operations and result in temporary closures of our retail stores and manufacturing facilities, as well as our wholesale partners, lower retail store traffic, and impacts on our supply chain.
•New Products. We intend to continue investing in innovation and the development and introduction of new products across styles, uses, and climates. This includes Canada Goose footwear and Baffin branded footwear through Baffin’s own distinct sales channels.

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•Global political events and other disruptions. We are conscious of risks related to social, economic, and political instability, including geopolitical tensions, regulatory matters, market volatility, and social unrest that are affecting consumer spending in certain countries and travel corridors. We remain concerned about the conflict in Ukraine and impact on human life for those affected. We continue to suspend all wholesale and e-Commerce sales to Russia, which represented less than 1% of total annual revenue in fiscal 2022. We have been, and may in the future be, impacted by widespread protests and other disruptions. To the extent that such disruptions persist, we expect that operations and traffic at our retail stores may be impacted.
•Seasonality. We experience seasonal fluctuations in our revenue and operating results and have historically realized a significant portion of our annual wholesale revenue during our second and third fiscal quarters, and our annual DTC revenue in our third and fourth fiscal quarters. We generated 82.4% and 86.8% of our annual wholesale revenue in the combined second and third fiscal quarters of fiscal 2022 and fiscal 2021, respectively. Additionally, we generated 85.0% and 89.3% of our annual DTC revenue in the combined third and fourth fiscal quarters of fiscal 2022 and fiscal 2021, respectively. Because of seasonal fluctuations in revenue and fixed costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, we typically experience negative and substantially reduced net income and adjusted EBIT1 in the first and fourth quarters, respectively. As a result of our seasonality, changes that impact gross margin and adjusted EBIT1 among others can have a disproportionate impact on the quarterly results when they are recorded in our off-peak revenue periods.
1    Adjusted EBIT is a non-IFRS measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.
Guided by expected demand and wholesale orders, we typically manufacture on a linear basis throughout the fiscal year. Net working capital requirements typically increase as inventory builds. We finance these needs through a combination of cash on hand and borrowings on the Revolving Facility (as defined below), the Mainland China Facilities (as defined below), and the Japan Facility (as defined below). Historically, cash flows from operations have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
•Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal years 2022, 2021, and 2020, we generated 72.5%, 67.9%, and 62.3%, respectively, of our revenue in currencies other than Canadian dollars. Accordingly, we are exposed to the effect of translating the results of our foreign operations into Canadian dollars. Most of our raw materials are sourced outside of Canada, primarily in U.S. dollars, and SG&A expenses are typically denominated in the currency of the country in which they are incurred. As part of our risk management program, we have entered into foreign exchange derivative contracts to manage certain of our exposures to exchange rate fluctuations for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. We continue to monitor our risk management program to take into account the prevailing global uncertainty of COVID-19.

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We are exposed to translation and transaction risks associated with foreign currency exchange fluctuations on the Chinese renminbi denominated principal and interest amounts payable on the Mainland China Facilities and U.S. dollar denominated principal and interest amounts payable on our Revolving Facility and the Term Loan Facility (as defined below). The Company has entered into foreign exchange cross-currency swap and forward contracts to hedge a portion of the exposure to foreign currency exchange and interest rate risk on the principal amount of the Term Loan Facility. See “Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Risk” below.
The main foreign currency exchange rates that impact our business and operations as at and for the first quarter ended July 3, 2022 and for the fiscal year ended April 3, 2022 are summarized below:

	Foreign currency exchange rate to $1.00 CAD
	Fiscal 2023
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	YTD	July 3, 2022
USD/CAD	1.2765	—	—	—	1.2765	1.2886
EUR/CAD	1.3590	—	—	—	1.3590	1.3467
GBP/CAD	1.6031	—	—	—	1.6031	1.5668
CHF/CAD	1.3232	—	—	—	1.3232	1.3489
CNY/CAD	0.1932	—	—	—	0.1932	0.1924
HKD/CAD	0.1627	—	—	—	0.1627	0.1642
JPY/CAD	0.0098	—	—	—	0.0098	0.0095

	Foreign currency exchange rate to $1.00 CAD
	Fiscal 2022
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	2022	April 3, 2022
USD/CAD	1.2280	1.2601	1.2600	1.2663	1.2536	1.2512
EUR/CAD	1.4804	1.4852	1.4409	1.4218	1.4571	1.3816
GBP/CAD	1.7170	1.7367	1.6991	1.6995	1.7131	1.6399
CHF/CAD	1.3485	1.3723	1.3669	1.3707	1.3646	1.3514
CNY/CAD	0.1902	0.1948	0.1971	0.1995	0.1954	0.1966
HKD/CAD	0.1581	0.1620	0.1618	0.1622	0.1610	0.1597
    Source: Bank of Canada

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Components of Our Results of Operations
Revenue
DTC revenue consists of sales through our e-Commerce operations and retail stores. DTC revenue is recognized upon delivery of the goods to the customer and when consideration is received, net of an estimated provision for sales returns.
Wholesale revenue comprises sales to third party resellers, which includes retailers and distributors of our products. Wholesale revenue from the sale of goods, net of an estimated provision for sales returns, discounts, and allowances, is recognized when control of the goods has been transferred to the reseller, which, depending on the terms of the agreement with the reseller, occurs when the products have been shipped to the reseller, are picked up from our third party warehouse, or arrive at the reseller’s facilities.
Other revenue comprises sales not directly allocated to the DTC or Wholesale segments, including sales to employees and in fiscal 2021, sales of personal protective equipment (“PPE”) to federal, provincial, and local health authorities.
Gross Profit
Gross profit is our revenue less cost of sales. Cost of sales comprises the cost of manufacturing our products and goods purchased from other manufacturers, including raw materials, direct labour, and overhead, plus freight, duties, and non-refundable taxes incurred in delivering the goods to distribution centres managed by third parties or to our retail stores. Cost of sales also includes depreciation on our manufacturing right-of-use assets and plant assets as well as inventory provisions, and allowances related to obsolescence and shrinkage. The primary drivers of our cost of sales are the costs of raw materials (which are sourced in both Canadian dollars and U.S. dollars), manufacturing labour rates, and the allocation of overhead. Gross margin measures our gross profit as a percentage of revenue.
SG&A Expenses
SG&A expenses consist of selling costs to support our customer relationships and to deliver our products to our e-Commerce customers, retail stores, and wholesale partners. It also includes our marketing and brand investment activities and the corporate infrastructure required to support our ongoing operations, as well as depreciation and amortization. Foreign exchange gains and losses are recorded in SG&A expenses and comprise the translation of assets and liabilities denominated in currencies other than the functional currency of the Company or its subsidiaries, including cash balances, a portion of our Revolving Facility, the Term Loan Facility, the Mainland China Facilities, the Japan Facility, mark-to-market adjustments on derivative contracts, gains or losses associated with our term loan hedges, and realized gains and losses on settlement of foreign currency denominated assets and liabilities.
Selling costs, other than headcount-related costs, generally correlate to revenue timing and would typically experience similar seasonal trends. As a percentage of sales, we expect these selling costs to change as our business evolves. This change has been and is expected to be primarily driven by the expansion of our DTC segment, including the investment required to support e-Commerce sites and retail stores. Retail store costs are mostly fixed and are incurred throughout the year.

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General and administrative expenses represent costs incurred in our corporate offices, primarily related to marketing, personnel costs (including salaries, variable incentive compensation, benefits, and share-based compensation), technology support, and other professional service costs. We have invested considerably in this area to support the growing volume and complexity of our business and anticipate continuing to do so in the future.
Depreciation and amortization represent the economic benefit incurred in using the Company’s property, plant and equipment, intangible assets, and right-of-use assets. We expect depreciation and amortization to increase, primarily driven by the expansion of our DTC segment and information technology-related expenditures to support growth.
Operating Income
Operating income is our gross profit less SG&A expenses. Operating margin measures our operating income as a percentage of revenue.
Net interest, finance and other costs
Net interest, finance and other costs represents interest expense on our borrowings including the Revolving Facility, the Term Loan Facility, the Mainland China Facilities, the Japan Facility, and lease liabilities, as well as standby fees, net of interest income.
Income Taxes
We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events.

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JOINT VENTURE
The Company and a former distributor of the Company's products in Japan, Sazaby League, Ltd. (“Sazaby League”), entered into an agreement (the “Joint Venture Agreement”) to form a joint venture (the “Japan Joint Venture”) pursuant to which the Company acquired 50% of the issued and outstanding voting shares of the legal entity comprising the joint venture, Canada Goose Japan, K.K. (“CG Japan”), on April 4, 2022. CG Japan was established to market, distribute and sell Canada Goose products, and to operate retail stores and e-Commerce in Japan. The Japan Joint Venture includes a permanent Canada Goose retail store in Tokyo, a national e-Commerce site, as well as wholesale points of distribution across the country. Total purchase consideration for the transaction was $22.6m which comprised of cash consideration of $2.6m plus deferred contingent consideration with an estimated fair value of $20.0m.
CG Japan’s results of operations have been consolidated with those of the Company from the date of acquisition. Prior to the establishment of CG Japan, the Company sold its products to the former distributor. The majority of sales historically occurred in the first and second quarters and were recorded in the Wholesale operating segment. Going forward, it is expected that CG Japan’s revenue and results of operations will be aligned to our respective operating segments and are expected to occur more in line with the seasonality of the Company's Wholesale and DTC segments, which is expected to have an impact on the timing of the revenue we recognize in Japan.
In connection with the business combination, the Joint Venture Agreement includes a put option that allows the non-controlling shareholder to sell its 50% interest to the Company within six months after certain circumstances constituting a "put option trigger" event occurs. If the put option is not exercised during such six-month period the put option will expire. The Company established a financial liability for the put option in respect of non-controlling interests.

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RESULTS OF OPERATIONS
For the first quarter ended July 3, 2022 compared to the first quarter ended June 27, 2021
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages.

CAD $ millions (except share and per share data)	First quarter ended		$ Change	% Change
	July 3, 2022	June 27, 2021²
Statement of Operations data:
Revenue	69.9	56.3	13.6	24.2%
Cost of sales	27.2	25.6	(1.6)	(6.3)%
Gross profit	42.7	30.7	12.0	39.1%
Gross margin	61.1%	54.5%		660	bps
SG&A expenses	123.4	92.5	(30.9)	(33.4)%
SG&A expenses as % of revenue	176.5%	164.3%		(1,220)	bps
Operating loss	(80.7)	(61.8)	(18.9)	(30.6)%
Operating margin	(115.5)%	(109.8)%		(570)	bps
Net interest, finance and other costs	7.4	16.5	9.1	55.2%
Loss before income taxes	(88.1)	(78.3)	(9.8)	(12.5)%
Income tax recovery	(24.5)	(20.8)	3.7	17.8%
Effective tax rate	27.8%	26.6%		(120)	bps
Net loss	(63.6)	(57.5)	(6.1)	(10.6)%
Non-controlling interest	(1.2)	—	1.2	100.0%
Net loss attributable to shareholders of the Company	(62.4)	(57.5)	(4.9)	(8.5)%
Weighted average number of shares outstanding
Basic and diluted	105,234,474	110,504,248
Loss per share attributable to shareholders of the Company
Basic and diluted	$(0.59)	$(0.52)	(0.07)	(13.5)%
Non-IFRS Financial Measures:[1]
Adjusted EBIT	(75.6)	(61.3)	(14.3)	(23.3)%
Adjusted EBIT margin	(108.2)%	(108.9)%		70	bps
Adjusted net loss attributable to shareholders of the Company	(58.5)	(50.8)	(7.7)	(15.2)%
Adjusted net loss per basic and diluted share attributable to shareholders of the Company	$(0.56)	$(0.46)	(0.10)	(21.7)%
1See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
2The Company adopted a change in accounting policy on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application on this quarter.

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Revenue
Revenue for the first quarter ended July 3, 2022 was $69.9m, an increase of $13.6m or 24.2%, from $56.3m for the first quarter ended June 27, 2021. Revenue generated from our DTC channel represented 49.8% of total revenue for the first quarter ended July 3, 2022 compared to 51.7% for the first quarter ended June 27, 2021. On a constant currency1 basis, revenue increased by 24.0% for the first quarter ended July 3, 2022 compared to the first quarter ended June 27, 2021.

	First quarter ended		$ Change			% Change
CAD $ millions	July 3, 2022	June 27, 2021	As reported	Foreign exchange impact	In constant currency[1]	As reported	In constant currency[1]
DTC	34.8	29.1	5.7	(1.1)	4.6	19.6%	15.8%
Wholesale	33.2	26.1	7.1	1.0	8.1	27.2%	31.0%
Other	1.9	1.1	0.8	—	0.8	72.7%	72.7%
Total revenue	69.9	56.3	13.6	(0.1)	13.5	24.2%	24.0%
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
DTC
Revenue from our DTC segment was $34.8m for the first quarter ended July 3, 2022 compared to $29.1m for the first quarter ended June 27, 2021. The increase of $5.7m or 19.6% was attributable to continued retail expansion, an increase in existing store sales and the reopening of existing retail stores. In the first quarter ended July 3, 2022, we were negatively impacted by COVID-19 related restrictions in Mainland China, which resulted in store closures, reduced hours, significantly lower retail traffic and conservative consumer buying behavior, which did not occur in the comparative quarter. However, in the first quarter ended June 27, 2021, similar COVID-19 related closures impacted certain stores in Canada and EMEA (defined below), which were open in the current year. DTC comparable sales growth2 was 10.7%.
2DTC comparable growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Revenue from our Wholesale segment was $33.2m for the first quarter ended July 3, 2022 compared to $26.1m for the first quarter ended June 27, 2021. The increase of $7.1m or 27.2% was attributable to pricing and customer requests for earlier shipments. Prior to the Japan Joint Venture, all revenue related to the Japanese market was recorded in the Wholesale channel. Historically revenue was recorded in the first and second quarters, with $9.3m of revenue related to that market included in results for the first quarter ended June 27, 2021. As a result of the Japan Joint Venture, the Company expects the sales to occur more in line with the seasonality of the Company's Wholesale and DTC segments. See “Joint Venture” for a description of the Japan Joint Venture.

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Other
Revenue from our Other segment was $1.9m, principally from sales to employees, for the first quarter ended July 3, 2022 compared to $1.1m for the first quarter ended June 27, 2021. The increase of $0.8m or 72.7% was attributable to an increase in employee sales.
Revenue by geography

	First quarter ended		$ Change			% Change
CAD $ millions	July 3, 2022	June 27, 2021	As reported	Foreign exchange impact	In constant currency[2]	As reported	In constant currency[2]
Canada	17.9	9.9	8.0	—	8.0	80.8%	80.8%
United States	15.7	9.3	6.4	(0.8)	5.6	68.8%	60.2%
Asia Pacific	16.1	22.4	(6.3)	(1.6)	(7.9)	(28.1)%	(35.3)%
EMEA[1]	20.2	14.7	5.5	2.3	7.8	37.4%	53.1%
Total revenue	69.9	56.3	13.6	(0.1)	13.5	24.2%	24.0%
1EMEA comprises Europe, the Middle East, Africa, and Latin America.
2Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.
Revenue increased across all regions except for Asia Pacific for the first quarter ended July 3, 2022 compared to the comparative quarter. Canada and the United States regained momentum within existing stores, while revenue growth in EMEA is attributable to retail expansion. Asia Pacific results were impacted by COVID-19 related restrictions in Mainland China and shift in timing of revenue recognition related to the Japan Joint Venture as described above. Partially offsetting Mainland China declines were improved sales in Macau. All stores have re-opened in Mainland China as of the end of June 2022 and remain open to date.
Gross Profit
Gross profit and gross margin for the first quarter ended July 3, 2022 were $42.7m and 61.1%, respectively, compared to $30.7m and 54.5%, respectively, for the first quarter ended June 27, 2021. The increase in gross profit of $12.0m was attributable to higher revenue as noted above and gross margin expansion. Gross margin in the current quarter was favourably impacted by pricing, and lower product costs as a result of increased efficiencies due to the end of COVID-19 restrictions in our manufacturing facilities, partially offset by unfavourable region mix resulting from a lower proportion of sales in the Asia Pacific region due to retail closures relating to COVID-19 restrictions.

Canada Goose Holdings Inc.	Page 14 of 43

	First quarter ended
	July 3, 2022		June 27, 2021
CAD $ millions	Gross profit	Gross margin	Gross profit	Gross margin	$ Change	Change in bps
DTC	25.3	72.7%	19.7	67.7%	5.6	500	bps
Wholesale	16.8	50.6%	10.4	39.8%	6.4	1,080	bps
Other	0.6	31.6%	0.6	54.5%	—
Total gross profit	42.7	61.1%	30.7	54.5%	12.0	660	bps
DTC
Gross profit in our DTC segment was $25.3m for the first quarter ended July 3, 2022 compared to $19.7m for the first quarter ended June 27, 2021. The increase of $5.6m in gross profit was attributable to higher revenues as noted above and gross margin expansion. The gross margin was 72.7% for the first quarter ended July 3, 2022, an increase of 500 bps compared to 67.7% in the comparative quarter. During the first quarter ended July 3, 2022, gross margin was favourably impacted by lower product costs (+640 bps) as a result of increased efficiencies due to the end of COVID-19 restrictions in our manufacturing facilities and pricing (+140 bps), partially offset by the unfavourable impact of the fair value inventory acquisition adjustment on sales related to the Japan Joint Venture (-80 bps) and an unfavourable region mix (-150 bps) resulting from a lower proportion of sales from the Asia Pacific region due to retail closures relating to COVID-19 restrictions.
Wholesale
Gross profit in our Wholesale segment was $16.8m for the first quarter ended July 3, 2022 compared to $10.4m for the first quarter ended June 27, 2021. The increase of $6.4m in gross profit was attributable to higher revenues and gross margin expansion. The gross margin was 50.6% for the first quarter ended July 3, 2022, an increase of 1,080 bps compared to 39.8% in the comparative quarter. During the first quarter ended July 3, 2022, gross margin benefited from product mix (+510 bps) driven by higher parka sales arising from customer requests for earlier shipments compared to prior quarter, lower product costs (+430 bps) as a result of increased efficiencies due to the end of COVID-19 restrictions in our manufacturing facilities, and pricing (+240 bps) partially offset by higher volume freight and duty costs (-70 bps).
Other
Gross profit in our Other segment was $0.6m for the first quarter ended July 3, 2022 compared to $0.6m for the first quarter ended June 27, 2021. Although there was no change in gross profit from the comparative quarter, there was a decrease in gross margin due to employee sales with lower margins in the current quarter.

Canada Goose Holdings Inc.	Page 15 of 43

SG&A Expenses
SG&A expenses were $123.4m for the first quarter ended July 3, 2022 compared to $92.5m for the first quarter ended June 27, 2021. The increase of $30.9m or 33.4% was attributable to the timing of $12.6m of investment in marketing (which occurred earlier in the year compared to fiscal 2022) to assist with brand awareness and support our growth, representing earlier timing of activity than in the comparative quarter, $5.1m of incremental personnel costs, $6.9m in higher costs related to opening new stores and running stores at full capacity, $3.8m investment in strategic initiatives including digital and $2.9m in costs to support the new Japan Joint Venture. The increase was partially offset by $5.1m of favourable foreign exchange fluctuations related to working capital denominated in currencies other than Canadian dollars and the Term Loan Facility, net of hedge impacts.

	First quarter ended
	July 3, 2022		June 27, 2021
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
DTC	42.0	120.7%	30.7	105.5%	(11.3)	(36.8)%
Wholesale	11.2	33.7%	8.5	32.6%	(2.7)	(31.8)%
Other	70.2		53.3		(16.9)	(31.7)%
Total SG&A expenses	123.4	176.5%	92.5	164.3%	(30.9)	(33.4)%
Depreciation and amortization, included above, was $23.4m for the first quarter ended July 3, 2022 compared to $17.8m for the first quarter ended June 27, 2021, an increase of $5.6m which is attributable to continued retail expansion.
DTC
SG&A expenses in our DTC segment for the first quarter ended July 3, 2022 were $42.0m, or 120.7% of segment revenue, compared to $30.7m, or 105.5% of segment revenue, for the first quarter ended June 27, 2021. The increase of $11.3m or 36.8% was primarily due to retail expansion and was attributable to $6.9m of incremental personnel costs and higher costs related to opening new stores and running stores at full capacity. Pre-store opening costs and COVID-19 related temporary store closure costs of $0.3m and $2.2m, respectively, were recognized in the first quarter ended July 3, 2022 compared to pre-store opening costs and COVID-19 related temporary store closure costs of $0.9m and $0.2m, respectively, in the comparative quarter.
Wholesale
SG&A expenses in our Wholesale segment for the first quarter ended July 3, 2022 were $11.2m, or 33.7% of segment revenue, compared to $8.5m, or 32.6% of segment revenue, for the first quarter ended June 27, 2021. The increase of $2.7m or 31.8% was attributable to $1.4m of higher freight costs driven by incremental volumes and $1.0m of other higher operating costs.

Canada Goose Holdings Inc.	Page 16 of 43

Other
SG&A expenses in our Other segment, which include unallocated corporate expenses, were $70.2m for the first quarter ended July 3, 2022 compared to $53.3m for the first quarter ended June 27, 2021. The increase of $16.9m or 31.7% was attributable to the timing of $12.6m of investment in marketing, which occurred earlier in the year compared to fiscal 2022, $5.1m of incremental personnel costs driven by headcount growth, and $4.8m of higher professional fees in support of strategic activities, legal fees, and costs associated with the Japan Joint Venture. The increase was partially offset by $5.1m of favourable foreign exchange fluctuations related to working capital denominated in currencies other than Canadian dollars and the Term Loan Facility, net of hedge impacts.
Operating Loss and Margin
Operating loss and operating margin were $(80.7)m and (115.5)% for the first quarter ended July 3, 2022 compared to $(61.8)m and (109.8)% for the first quarter ended June 27, 2021. The increase in operating loss of $18.9m and decrease in operating margin of 570 bps were attributable to higher operating costs noted above, offset by higher gross profit impact of +660 bps.

	First quarter ended
	July 3, 2022		June 27, 2021
CAD $ millions	Operating (loss) income	Operating margin	Operating (loss) income	Operating margin	$ Change	Change in bps
DTC	(16.7)	(48.0)%	(11.0)	(37.8)%	(5.7)	(1,020)	bps
Wholesale	5.6	16.9%	1.9	7.3%	3.7	960	bps
Other	(69.6)		(52.7)		(16.9)
Total operating loss	(80.7)	(115.5)%	(61.8)	(109.8)%	(18.9)	(570)	bps
DTC
DTC segment operating loss and operating margin were $(16.7)m and (48.0)% for the first quarter ended July 3, 2022 compared to $(11.0)m and (37.8)% for the first quarter ended June 27, 2021. The increase in operating loss of $5.7m and decrease in operating margin of 1,020 bps were attributable to higher operating and personnel costs due to incremental new stores, partially offset by improved sales volumes. Pre-store opening costs and COVID-19 related temporary store closure costs of $0.3m and $2.2m, respectively, were recognized in the first quarter ended July 3, 2022 compared to pre-store opening costs and COVID-19 related temporary store closure costs of $0.9m and $0.2m, respectively, in the comparative quarter.
Wholesale
Wholesale segment operating income and operating margin were $5.6m and 16.9% for the first quarter ended July 3, 2022 compared to $1.9m and 7.3% for the first quarter ended June 27, 2021. The increase in operating income of $3.7m and operating margin of 960 bps were attributable to a higher segment revenue and gross profit, partially offset by higher SG&A expenses as discussed above.

Canada Goose Holdings Inc.	Page 17 of 43

Other
Other segment operating loss was $(69.6)m for the first quarter ended July 3, 2022 compared to $(52.7)m for the first quarter ended June 27, 2021. The increase in operating loss of $16.9m was attributable to higher SG&A expenses as discussed above.
Net Interest, Finance and Other Costs
Net interest, finance and other costs were $7.4m for the first quarter ended July 3, 2022 compared to $16.5m for the first quarter ended June 27, 2021. In the comparative quarter, we incurred accelerated amortization costs of $9.5m related to the refinancing of our Term Loan Facility.
Income Taxes
Income tax recovery was $24.5m for the first quarter ended July 3, 2022 compared to income tax recovery of $20.8m for the first quarter ended June 27, 2021. For the first quarter ended July 3, 2022, the effective and statutory tax rates were 27.8% and 25.4%, respectively, compared to 26.6% and 25.4% for the first quarter ended June 27, 2021, respectively. Given our global operations, the effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax rates.
Net Loss
Net loss for the first quarter ended July 3, 2022 was $(63.6)m compared to $(57.5)m for the first quarter ended June 27, 2021, driven by the factors described above.

Canada Goose Holdings Inc.	Page 18 of 43

Quarterly Financial Information
The following is a summary of selected consolidated financial information for each of the eight most recently completed quarters:

	Revenue				% of fiscal year revenue	Net (loss) income attributable to shareholders of the Company	(Loss) earnings per share attributable to shareholders of the Company		Adjusted EBIT[1]	Adjusted net (loss) income per basic and diluted share attributable to shareholders of the Company[1]
CAD $ millions (except per share data)[2]	DTC	Wholesale	Other	Total			Basic	Diluted
Fiscal 2023
First Quarter	34.8	33.2	1.9	69.9	—%	(62.4)	$(0.59)	$(0.59)	(75.6)	$(0.56)
Fiscal 2022
Fourth Quarter	185.4	35.1	2.6	223.1	20.3%	(9.1)	$(0.09)	$(0.09)	12.5	$0.04
Third Quarter	443.9	138.2	4.0	586.1	53.4%	151.3	$1.42	$1.40	206.0	$1.41
Second Quarter	82.0	149.1	1.8	232.9	21.2%	9.9	$0.09	$0.09	17.4	$0.13
First Quarter	29.1	26.1	1.1	56.3	5.1%	(57.5)	$(0.52)	$(0.52)	(61.3)	$(0.46)
Fiscal 2021
Fourth Quarter	171.6	33.9	3.3	208.8	23.1%	2.5	$0.02	$0.02	4.8	$0.01
Third Quarter	299.1	161.1	13.8	474.0	52.5%	107.0	$0.97	$0.96	157.9	$1.01
Second Quarter	46.2	118.5	30.1	194.8	21.6%	10.6	$0.10	$0.10	16.0	$0.11
1See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
2The Company adopted a change in accounting policy on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application on this quarter.
Revenue in our wholesale segment is highest in our second and third quarters as we fulfill wholesale customer orders in time for the Fall and Winter retail seasons, and, in our DTC segment, in the third and fourth quarters. Our net income is typically negative in the first quarter and negative or reduced in the fourth quarter as we invest ahead of our peak season.
Revenue
Over the last eight quarters, revenue has been impacted by the following:
•COVID-19 beginning in the fourth quarter of fiscal 2020;
•the Japan Joint Venture on April 4, 2022;
•timing of store openings;
•launch and expansion of international e-Commerce sites;
•timing and extent of SG&A, including demand generation activities;
•increased manufacturing flexibility with higher in-house production, which has an impact on the timing of wholesale order shipments and customer demand;
•timing of end-consumer purchasing in the DTC segment and the availability of new products;

Canada Goose Holdings Inc.	Page 19 of 43

•successful execution of global pricing strategy;
•shift in mix of revenue from wholesale to DTC, which has impacted the seasonality of our financial performance;
•shift in geographic mix of sales to increase sales outside of Canada;
•fluctuation of foreign currencies relative to the Canadian dollar;
•the extra week in fiscal 2022 which has been added to the third quarter, as fiscal 2022 was our first 53-week year; and
•PPE production through the second and third quarter of fiscal 2021.
Net (Loss) Income
Over the last eight quarters, net (loss) income has been affected by the following factors:
•impact of the items affecting revenue, as discussed above;
•increase and timing of our investment in brand, marketing, and administrative support as well as increased investment in property, plant, and equipment and intangible assets to support growth initiatives;
•increase in fixed SG&A costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, resulting in negative and reduced net income in our seasonally low-revenue first and fourth quarters, respectively;
•impact of foreign exchange;
•fluctuations in average cost of borrowings to address growing net working capital requirements and higher seasonal borrowings in the first and second quarters of each fiscal year to address the seasonal nature of revenue;
•pre-store opening costs incurred, timing of leases signed, and opening of stores;
•the nature and timing of transaction costs in connection with the Japan Joint Venture and Baffin acquisition, and amendments to long-term debt agreements; and
•the proportion of taxable income in non-Canadian jurisdictions and changes to rates and tax legislation in those jurisdictions.

Canada Goose Holdings Inc.	Page 20 of 43

NON-IFRS FINANCIAL MEASURES AND OTHER SPECIFIED FINANCIAL MEASURES
The Company uses certain financial measures that are “non-IFRS financial measures”, including adjusted EBIT, adjusted EBITDA, adjusted net loss, constant currency revenue, net debt, net working capital, free operating cash flow, and DTC comparable sales growth as well as certain financial measures that are “non-IFRS ratios”, including adjusted EBIT margin, adjusted net loss per basic and diluted share attributable to shareholders of the Company, net debt leverage, and net working capital turnover, in each case in this document and other documents. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	First quarter ended
CAD $ millions (except per share data)	July 3, 2022	June 27, 2021¹
Adjusted EBIT	(75.6)	(61.3)
Adjusted EBIT margin	(108.2)%	(108.9)%
Adjusted EBITDA	(53.2)	(41.0)
Adjusted net loss attributable to shareholders of the Company	(58.5)	(50.8)
Adjusted net loss per basic and diluted share attributable to shareholders of the Company	$(0.56)	$(0.46)
Free operating cash flow	(211.6)	(171.7)
1The Company adopted a change in accounting policy on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application on this quarter.

CAD $ millions	July 3, 2022	June 27, 2021	April 3, 2022
Net debt	(617.3)	(333.5)	(333.8)
Net working capital	415.1	311.3	255.4
Adjusted EBIT, adjusted EBIT margin, adjusted EBITDA, adjusted net loss attributable to shareholders of the Company, and adjusted net loss per basic and diluted share attributable to shareholders of the Company
These measures exclude the impact of certain non-cash items and certain other adjustments related to events that are non-recurring or unusual in nature, including COVID-19, that we believe are not otherwise reflective of our ongoing operations and that make comparisons of underlying financial performance between periods difficult. We use, and believe that certain investors and analysts use, this information to evaluate our core financial and operating performance for business planning purposes, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact the apparel industry.

Canada Goose Holdings Inc.	Page 21 of 43

For the first quarter ended July 3, 2022, we believe that identifying certain costs directly resulting from the impact of COVID-19 and excluding these amounts from our calculation of the non-IFRS measures described above helps management and investors assess the impact of COVID-19 on our business as well as our general economic performance during the period. During the first quarter ended July 3, 2022, these primarily comprised of temporary store closure costs including depreciation and interest expenses. These were partially offset by rent concessions recognized during the period.
Constant currency revenue
Constant currency revenue is calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates. We use, and believe that certain investors and analysts use, this information to assess how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations. See the Revenue section of the “Results of Operations” for a reconciliation of reported revenue and revenue on a constant currency basis.
Net debt and net debt leverage
We define net debt as cash less total borrowings and lease liabilities, and net debt leverage as the ratio of net debt to adjusted EBITDA, measured on a spot basis. We use, and believe that certain investors and analysts use, these non-IFRS measures to determine the Company’s financial leverage and ability to meet its debt obligations. See “Financial Condition, Liquidity and Capital Resources - Indebtedness” below for a table providing the calculation of net debt and discussion of net debt leverage.
Net working capital and net working capital turnover
We define net working capital as current assets, net of cash, minus current liabilities, excluding the short-term borrowings and current portion of lease liabilities. Net working capital turnover is the ratio of average net working capital to revenue, by averaging net working capital for each quarter. We use, and believe that certain investors and analysts use, this information to assess the Company’s liquidity and management of net working capital resources. See “Financial Condition, Liquidity and Capital Resources” below for a table providing the calculation of net working capital.
Free operating cash flow
We define free operating cash flow as net cash flows from (used in) operating activities plus net cash flows from (used in) investing activities, minus principal payments on lease liabilities. We use, and believe that certain investors and analysts use, this information to assess the Company’s financial leverage and cash available for repayment of borrowings and other financing activities and as an indicator of operational financial performance. See “Cash Flows” below for a table providing the free operating cash flow balance for the quarter.
DTC comparable sales growth
DTC comparable sales growth is a supplementary financial measure defined as sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period.

Canada Goose Holdings Inc.	Page 22 of 43

The tables below reconcile net loss to adjusted EBIT, adjusted EBITDA, and adjusted net loss attributable to shareholders of the Company for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	First quarter ended
CAD $ millions	July 3, 2022	June 27, 2021¹
Net loss	(63.6)	(57.5)
Add (deduct) the impact of:
Income tax recovery	(24.5)	(20.8)
Net interest, finance and other costs	7.4	16.5
Operating loss	(80.7)	(61.8)
Unrealized foreign exchange gain on Term Loan Facility (a)	(1.5)	(0.9)
Share-based compensation (b)	—	0.1
Net temporary store closure costs (c)	2.2	0.2
Pre-store opening costs (d)	0.3	0.9
Japan Joint Venture costs (g)	1.4	—
Head office transition costs (h)	1.7	—
Other (j)	1.0	0.2
Total adjustments	5.1	0.5
Adjusted EBIT	(75.6)	(61.3)
Adjusted EBIT margin	(108.2)%	(108.9)%
1The Company adopted a change in accounting policy on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application on this quarter.

Canada Goose Holdings Inc.	Page 23 of 43

	First quarter ended
CAD $ millions	July 3, 2022	June 27, 2021¹
Net loss	(63.6)	(57.5)
Add (deduct) the impact of:
Income tax recovery	(24.5)	(20.8)
Net interest, finance and other costs	7.4	16.5
Operating loss	(80.7)	(61.8)
Unrealized foreign exchange gain on Term Loan Facility (a)	(1.5)	(0.9)
Share-based compensation (b)	—	0.1
Net temporary store closure costs (c)	2.2	0.2
Pre-store opening costs (d)	0.3	0.9
Japan Joint Venture costs (g)	1.4	—
Head office transition costs (h)	1.7	—
Net depreciation and amortization (m)	22.4	20.3
Other (j)	1.0	0.2
Total adjustments	27.5	20.8
Adjusted EBITDA	(53.2)	(41.0)
1The Company adopted a change in accounting policy on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application on this quarter.

Canada Goose Holdings Inc.	Page 24 of 43

	First quarter ended
CAD $ millions	July 3, 2022	June 27, 2021¹
Net loss	(63.6)	(57.5)
Add (deduct) the impact of:
Unrealized foreign exchange gain on Term Loan Facility (a)	(1.5)	(0.9)
Share-based compensation (b)	—	0.1
Net temporary store closure costs (c) (e)	2.2	0.2
Pre-store opening costs (d) (f)	0.4	1.0
Japan Joint Venture costs (g)	1.4	—
Head office transition costs (h) (i)	2.1	—
Acceleration of unamortized costs on Term Loan Facility Repricing (k)	—	9.5
Other (j)	1.0	0.2
Total adjustments	5.6	10.1
Tax effect of adjustments	(1.4)	(3.4)
Adjusted net loss	(59.4)	(50.8)
Adjusted net loss attributable to non-controlling interest (l)	0.9	—
Adjusted net loss attributable to shareholders of the Company	(58.5)	(50.8)
1The Company adopted a change in accounting policy on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application on this quarter.
(a)Unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.
(b)Non-cash based compensation expense on stock options issued prior to the Company’s initial public offering (“IPO”) under the Legacy Plan and cash payroll taxes paid of $nil in the first quarter ended July 3, 2022 (first quarter ended June 27, 2021 - less than $0.1m) on gains earned by option holders (compensation) when stock options are exercised.
(c)Net temporary store closure costs of $2.2m were incurred in the first quarter ended July 3, 2022 (first quarter ended June 27, 2021 - $0.2m).
(d)Costs incurred during pre-opening periods for new retail stores, including depreciation on right-of-use assets.
(e)Includes less than $0.1m of interest expense on lease liabilities for temporary store closures for the first quarter ended July 3, 2022 (first quarter ended June 27, 2021 - less than $0.1m).
(f)Pre-store opening costs incurred in (d) above as well as less than $0.1m of interest expense on lease liabilities for new retail stores during pre-opening periods for the first quarter ended July 3, 2022 (first quarter ended June 27, 2021 - $0.1m).

Canada Goose Holdings Inc.	Page 25 of 43

(g)Costs in connection with the establishment of the Japan Joint Venture including amortization of intangible assets and the impact of gross margin that would otherwise have been recognized on the sale of inventory recorded at net realizable value less costs to sell.
(h)Costs incurred for the corporate head office transition, including depreciation on right-of-use assets.
(i)Corporate head office transition costs incurred in (h) as well as $0.4m of interest expense on lease liabilities for the first quarter ended July 3, 2022 (first quarter ended June 27, 2021 - $nil).
(j)Costs for legal proceeding fees including for the defense of class action lawsuits and rent abatements received.
(k)Non-cash unamortized costs accelerated in connection with the repricing amendment for the Term Loan Facility entered into on April 9, 2021.
(l)Calculated as net loss attributable to non-controlling interest less $0.3m of amortization, gross margin adjustment, and tax expense attributable to the non-controlling interest.
(m)Adjusted EBITDA is calculated as adjusted EBIT plus depreciation and amortization as determined in accordance with IFRS, less the amortization of joint venture intangible assets (g), less the depreciation impact for temporary store closures (e), pre-store opening costs (f), and corporate head office transition costs (h). Depreciation and amortization includes depreciation on right-of-use assets under IFRS 16, Leases.
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Financial Condition
The following table represents our net working capital1 position as at July 3, 2022, June 27, 2021 and April 3, 2022.

CAD $ millions	July 3, 2022	June 27, 2021	$ Change	April 3, 2022	$ Change
Current assets	691.9	790.6	(98.7)	762.3	(70.4)
Deduct: Cash	(81.8)	(305.9)	224.1	(287.7)	205.9
Current assets, net of cash	610.1	484.7	125.4	474.6	135.5

Current liabilities	285.7	233.9	51.8	281.5	4.2
Deduct the impact of:
Short-term borrowings	(30.8)	(10.9)	(19.9)	(3.8)	(27.0)
Current portion of lease liabilities	(59.9)	(49.6)	(10.3)	(58.5)	(1.4)
Current liabilities, net of short-term borrowings and current portion of lease liabilities	195.0	173.4	21.6	219.2	(24.2)

Net working capital[1]	415.1	311.3	103.8	255.4	159.7
1See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.

Canada Goose Holdings Inc.	Page 26 of 43

As at July 3, 2022, we had $415.1m of net working capital compared to $311.3m of net working capital as at June 27, 2021. The $103.8m increase, or 33.4%, was driven by $100.2m of higher inventory levels. Of the increase, $27.3m was acquired upon entering into the Japan Joint Venture. Inventory levels increased ahead of our peak selling season as domestic production levels gradually return to pre-pandemic manufacturing and supply chain risks are mitigated by earlier acquisition of offshore production than in the comparative quarter. We are seeing significant growth in the proportion of non-parka inventory as nearly 59% of our inventory comprises non-parka compared to nearly 44% as we broaden our collection. More inventory is being held in Asia Pacific as the size of that business grows in anticipation of peak season with more points of distribution across the region. We are monitoring the levels of inventory in each of our sales channels and across geographic regions and aligning with demand that we are forecasting in each region. Net working capital turnover1 was 27.4% in the quarter ended July 3, 2022.
As at July 3, 2022, we had $415.1m of net working capital compared to $255.4m of net working capital as at April 3, 2022.
Cash Flows
The following table summarizes the Company’s consolidated statement of cash flows for the first quarter ended July 3, 2022 compared to the first quarter ended June 27, 2021.

	First quarter ended
CAD $ millions	July 3, 2022	June 27, 2021²	$ Change
Total cash used in:
Operating activities	(196.9)	(155.4)	(41.5)
Investing activities	(0.9)	(6.4)	5.5
Financing activities	(6.3)	(3.4)	(2.9)
Effects of foreign currency exchange rate changes on cash	(1.8)	(6.8)	5.0
Decrease in cash	(205.9)	(172.0)	(33.9)
Cash, beginning of period	287.7	477.9	(190.2)
Cash, end of period	81.8	305.9	(224.1)

Free operating cash flow[1]	(211.6)	(171.7)	(39.9)
1See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
2The Company adopted a change in accounting policy on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application on this quarter.

Canada Goose Holdings Inc.	Page 27 of 43

Cash Requirements
Our primary need for liquidity is to fund net working capital, capital expenditures, debt services, and general corporate requirements of our business. Our primary source of liquidity to meet our cash requirements is cash generated from operating activities over our annual operating cycle. We also utilize the Mainland China Facilities, the Japan Facility, the Revolving Facility, and the Trade accounts receivable factoring program to provide short-term liquidity and to have funds available for net working capital. Our ability to fund our operations, invest in planned capital expenditures, meet debt obligations, and repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject, but not limited to, prevailing economic, financial, and business conditions, some of which are beyond our control. Cash generated from operating activities is significantly impacted by the seasonality of our business. Historically, cash flows from operating activities have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
Cash flows used in operating activities
Cash flows used in operating activities were $196.9m for the first quarter ended July 3, 2022 compared to $155.4m for the first quarter ended June 27, 2021. The increase in cash flows used in operating activities of $41.5m was driven by a higher net loss, higher taxes paid of $5.1m, and higher trade receivables of $5.9m.
Cash flows used in investing activities
Cash flows used in investing activities were $0.9m for the first quarter ended July 3, 2022 compared to $6.4m for the first quarter ended June 27, 2021. The decrease in cash flows used in investing activities of $5.5m was due to lower spend on capital investments and cash consolidated with the Japan Joint Venture.
Cash flows used in financing activities
Cash flows used in financing activities were $6.3m for the first quarter ended July 3, 2022 compared to $3.4m for the first quarter ended June 27, 2021. The increase in cash flows used in financing activities of $2.9m was driven by higher principal payments on lease liabilities, partially offset by short-term borrowings.

Canada Goose Holdings Inc.	Page 28 of 43

Free operating cash flow1
The table below reconciles the cash flows used in operating and investing activities, and principal payments on lease liabilities to free operating cash flow.

	First quarter ended
CAD $ millions	July 3, 2022	June 27, 2021	$ Change
Total cash used in:
Operating activities	(196.9)	(155.4)	(41.5)
Investing activities	(0.9)	(6.4)	5.5

Deduct the impact of:
Principal payments on lease liabilities	(13.8)	(9.9)	(3.9)
Free operating cash flow[1]	(211.6)	(171.7)	(39.9)
1See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Free operating cash flows used in the first quarter ended July 3, 2022 increased to $(211.6)m from $(171.7)m for the first quarter ended June 27, 2021 due to higher cash flows used in operating activities and higher principal paid on lease liabilities as described above.
Indebtedness
The following table presents our net debt1 as at July 3, 2022, June 27, 2021, and April 3, 2022.

CAD $ millions	July 3, 2022	June 27, 2021	$ Change	April 3, 2022	$ Change
Cash	81.8	305.9	(224.1)	287.7	(205.9)
Mainland China Facilities	(4.6)	(7.2)	2.6	—	(4.6)
Japan Facility	(23.3)	—	(23.3)	—	(23.3)
Term Loan Facility	(380.7)	(367.9)	(12.8)	(370.8)	(9.9)
Lease liabilities	(290.5)	(264.3)	(26.2)	(250.7)	(39.8)
Net debt[1]	(617.3)	(333.5)	(283.8)	(333.8)	(283.5)
1See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
As at July 3, 2022, net debt was $617.3m compared to $333.5m as at June 27, 2021. The increase of $283.8m was driven by a lower cash position of $224.1m and an increase of $26.2m in lease liabilities and borrowing on the Japan Facility, partially offset by an increase in the borrowings of the Term Loan Facility of $12.8m in the comparative quarter related the refinancing of the Term Loan Facility. Net debt leverage1 as at July 3, 2022 was 2.4 times adjusted EBITDA.
Net debt as at July 3, 2022 was $617.3m compared to $333.8m as at April 3, 2022. The increase in net debt of $283.5m was driven by the increase in cash consumption largely due to share repurchases in fiscal 2022 for a total cash consideration of $253.2m.

Canada Goose Holdings Inc.	Page 29 of 43

Revolving Facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based credit facility (“Revolving Facility”) consisting of a revolving credit facility in the amount of $467.5m, with an increase in commitments to $517.5m during the peak season (June 1 - November 30). The Revolving Facility matures on June 3, 2024. Amounts owing under the Revolving Facility may be borrowed, repaid and re-borrowed for general corporate purposes. The Company has pledged substantially all of its assets as collateral for the Revolving Facility. The Revolving Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds.
As at July 3, 2022, the Company had repaid all amounts owing on the Revolving Facility (June 27, 2021 - $nil, April 3, 2022 - $nil). As at July 3, 2022, interest and administrative fees for $0.5m (June 27, 2021 - $nil, April 3, 2022 - $0.5m) remain outstanding. Deferred financing charges in the amounts of $0.8m (June 27, 2021 - $1.6m and April 3, 2022 - $0.9m) were included in other long-term liabilities. As at and during the first quarter ended July 3, 2022, the Company was in compliance with all covenants.
The Company had unused borrowing capacity available under the Revolving Facility of $358.3m as at July 3, 2022 (June 27, 2021 - $313.7m, April 3, 2022 - $191.8m).
As at July 3, 2022, the Company had letters of credit outstanding under the Revolving Facility of $4.6m (June 27, 2021 - $6.2m, April 3, 2022 - $4.6m).
Term Loan Facility
The Company has a senior secured loan agreement (“Term Loan Facility”) with a syndicate of lenders that is secured on a split collateral basis alongside the Revolving Facility. The Term Loan Facility has an aggregate principal amount of US$300.0m, with quarterly repayments of US$0.75m on the principal amount and a maturity date of October 7, 2027. Moreover, the Term Loan Facility has an interest rate of LIBOR plus an applicable margin of 3.50%, payable quarterly in arrears and LIBOR may not be less than 0.75%. The Company incurred transaction costs of $0.9m related to the Term Loan Facility which are being amortized using the effective interest rate method over the term to maturity.
Voluntary prepayments of amounts owing under the Term Loan Facility may be made at any time without premium or penalty but once repaid may not be reborrowed. The Company has pledged substantially all of its assets as collateral for the Term Loan Facility. The Term Loan Facility contains financial and non-financial covenants, which could impact the Company’s ability to draw funds. As at and during the first quarter ended July 3, 2022, the Company was in compliance with all covenants.
As the Term Loan Facility is denominated in U.S. dollars, the Company remeasures the outstanding balance in Canadian dollars at each balance sheet date. As at July 3, 2022, we had $380.7m (US$295.5m) aggregate principal amount outstanding under the Term Loan Facility (April 3, 2022 - $370.8m). The difference in amounts in these periods is the result of the change in the CAD:USD exchange rate. As at June 27, 2021, prior to the Refinancing Amendment, the aggregate principal amount owing was $367.9m.

Canada Goose Holdings Inc.	Page 30 of 43

Mainland China Facilities
A subsidiary of the Company in Mainland China has two uncommitted loan facilities in the aggregate amount of RMB 310.0m ($59.6m) ("Mainland China Facilities"). The term of each draw on the loans is one, three or six months or such other period as agreed upon and shall not exceed twelve months (including any extension or rollover). The interest rate on each facility is equal to loan prime rate of 1 year, plus 0.15% per annum, and payable at one, three or six months, depending on the term of each draw. Proceeds drawn on the Mainland China Facilities are being used to support working capital requirements and build up of inventory for peak season sales. As at July 3, 2022, the Company had $4.6m (RMB 24.0m) owing on the Mainland China Facilities (June 27, 2021 - $7.2m (RMB 38.0m), April 3, 2022 - $nil (RMB nil)).
Japan Facility
A subsidiary of the Company in Japan has a loan facility in the aggregate amount of JPY 4,000.0m ($38.1m) ("Japan Facility") with a floating interest rate of JBA TIBOR plus an applicable margin of 0.3%. The term of the facility is twelve months and each draw on the facility is payable within the term. Proceeds drawn on the Japan Facility are being used to support build up of inventory for peak season sales. As at July 3, 2022, the Company had $23.3m (JPY 2,450.0m) owing on the Japan Facility.
Short-term Borrowings
As at July 3, 2022, the Company has short-term borrowings in the amount of $30.8m. Short-term borrowings include $4.6m (June 27, 2021 - $7.2m, April 3, 2022 - $nil) owing on the Mainland China Facilities, $23.3m (June 27, 2021 - $nil, April 3, 2022 - $nil) owing on the Japan Facility, and $2.9m (June 27, 2021 - $3.7m, April 3, 2022 - $3.8m) for the quarterly principal repayments on the term loan. Short-term borrowings are all due within the next 12 months.
Lease Liabilities
The Company had $290.5m (June 27, 2021 - $264.3m, April 3, 2022 - $250.7m) of lease liabilities as at July 3, 2022, of which $59.9m (June 27, 2021 - $49.6m, April 3, 2022 - $58.5m) are due within one year. Lease liabilities represent the discounted amount of future payments under leases for right-of-use assets.
Normal Course Issuer Bid
The Company has initiated a normal course issuer bid (“NCIB”) in relation to its subordinate voting shares. The Company is authorized to make purchases under the NCIB from August 20, 2021 to August 19, 2022, in accordance with the requirements of the Toronto Stock Exchange (the “TSX”). The Board of Directors of the Company has authorized the Company to repurchase up to 5,943,239 subordinate voting shares, representing approximately 10.0% of the issued and outstanding subordinate voting shares as at August 6, 2021. Purchases will be made in accordance with applicable securities legislation and repurchased subordinate voting shares will be cancelled. A copy of the Company's notice of intention to commence a normal course issuer bid through the facilities of the TSX may be obtained, without charge, by contacting the Company. The Company believes that the purchase of its subordinate voting shares under the NCIB is an appropriate and desirable use of available excess cash.

Canada Goose Holdings Inc.	Page 31 of 43

Further, the Board of Directors has authorized the Company to initiate an automatic share purchase plan ("ASPP") under which a designated broker may purchase subordinate voting shares under the NCIB during the regularly scheduled quarterly trading blackout period. The repurchases made under the ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date in which the Company has acquired the maximum limit of subordinate voting shares pursuant to the ASPP or upon the date of expiry of the NCIB.
During the first quarter ended July 3, 2022, the Company did not repurchase subordinate voting shares for cancellation. To date, the Company repurchased 5,636,763 subordinate voting for cancellation for total cash consideration of $253.2m under the NCIB.
Capital Management
The Company manages its capital and capital structure, with the objectives of safeguarding sufficient net working capital1 over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. The Board of Directors of the Company monitors the Company’s capital management on a regular basis. We will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.
1    See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.
Contractual Obligations
The following table summarizes the amount of contractual undiscounted future cash flow requirements as at July 3, 2022:

CAD $ millions	Q2 to Q4 2023	2024	2025	2026	2027	2028	Thereafter	Total
	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	165.6	—	—	—	—	—	—	165.6
Mainland China Facilities	4.6	—	—	—	—	—	—	4.6
Japan Facility	23.3	—	—	—	—	—	—	23.3
Term Loan Facility	2.9	3.9	3.9	3.9	3.9	362.2	—	380.7
Interest commitments relating to borrowings[1]	13.6	17.2	17.2	17.2	17.2	8.6	—	91.0
Lease obligations	53.7	63.1	57.9	44.5	37.1	25.8	64.2	346.3
Pension obligation	—	—	—	—	—	—	2.1	2.1
Total contractual obligations	263.7	84.2	79.0	65.6	58.2	396.6	66.3	1,013.6
1    Interest commitments are calculated based on the loan balance and the interest rate payable on the Mainland China Facilities, the Japan Facility and the Term Loan Facility of 4.26%, 0.37%, and 4.51%, as at July 3, 2022.
As at July 3, 2022, we had additional liabilities which included provisions for warranty, sales returns, asset retirement obligations, deferred income tax liabilities, as well as the put option liability and the contingent consideration on the Japan Joint Venture. These liabilities have not been included in the table above as the timing and amount of future payments are uncertain.

Canada Goose Holdings Inc.	Page 32 of 43

Off-Balance Sheet Arrangements
The Company uses off-balance sheet arrangements including letters of credit and guarantees in connection with certain obligations, including leases. In Europe, the Company also entered into an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of €20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. Refer to the “Credit risk” section of this MD&A for additional details on the Trade accounts receivable factoring program. Other than those items disclosed here and elsewhere in this MD&A and our financial statements, we did not have any material off-balance sheet arrangements or commitments as at July 3, 2022.
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility in the amount of $10.0m. Letters of guarantee are available for terms of up to twelve months and will be charged a fee equal to 1.2% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. The Company immediately reimburses the issuing bank for amounts drawn on issued letters of guarantees. At July 3, 2022, the Company had $5.4m outstanding in connection to the letters of guarantee.
In addition, during the first quarter ended July 3, 2022, a subsidiary of the Company in Mainland China entered into letters of guarantee in the amount of $1.4m. Amounts will be used to support retail operations through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits.
Outstanding Share Capital
Canada Goose is a publicly traded company and the subordinate voting shares are listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As at August 8, 2022, there were 54,329,899 subordinate voting shares issued and outstanding, and 51,004,076 multiple voting shares issued and outstanding.
As at August 8, 2022, there were 4,177,993 options and 332,405 restricted share units outstanding under the Company’s equity incentive plans, of which 1,476,666 options were vested as of such date. Each option is exercisable for one subordinate voting share. We expect that vested restricted share units will be paid at settlement through the issuance of one subordinate voting share per restricted share unit.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with credit risk, foreign currency risk, and interest rate risk.

Canada Goose Holdings Inc.	Page 33 of 43

Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. Credit insurance is provided by a third party for customers and is subject to continuous monitoring of the credit worthiness of the Company's customers. Insurance covers a specific amount of revenue, which may be less than the Company's total revenue with a specific customer. The Company has an agreement with a third party who has insured the risk of loss for up to 90% of accounts receivable from certain designated customers subject to a total deductible of $0.1m, to a maximum of $30.0m per year. As at July 3, 2022, accounts receivable totaling approximately $14.4m (June 27, 2021 - $7.6m, April 3, 2022 - $8.1m) were insured subject to the policy cap. Complementary to the third party insurance, the Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its accounts receivable credit risk exposure.
Trade accounts receivable factoring program
A subsidiary of the Company in Europe has an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of €20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. For the first quarter ended July 3, 2022, the Company received no cash proceeds from the sale of trade accounts receivable as no amounts were derecognized from the Company's statement of financial position (first quarter ended June 27, 2021 - $0.9m). No fees were incurred during the first quarter ended July 3, 2022 (first quarter ended June 27, 2021 - less than $0.1m) and included in net interest, finance and other costs in the interim statements of loss. As at July 3, 2022, the outstanding amount of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continued to service, was less than $0.1m (June 27, 2021 - $0.9m, April 3, 2022 - $2.0m).
Foreign exchange risk
Foreign exchange risk in operating cash flows
Our Interim Financial Statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in foreign currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, Hong Kong dollars, and since the establistment of the Japan Joint Venture on April 4, 2022, Japanese yen. Furthermore, as our business in Greater China grows, transactions in Chinese yuan and Hong Kong dollar are expected to increase. Net monetary assets denominated in currencies other than Canadian dollars that are held in entities with Canadian dollar functional currency are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, we are exposed to foreign currency translation gains and losses. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.

Canada Goose Holdings Inc.	Page 34 of 43

We are also exposed to fluctuations in the prices of U.S. dollar and euro denominated purchases as a result of changes in U.S. dollar or euro exchange rates. A depreciating Canadian dollar relative to the U.S. dollar or euro will negatively impact operating income and net income by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar or euro will have the opposite impact.
The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk to fluctuations in the U.S. dollar, euro, British pound sterling, Swiss franc, Chinese yuan, Hong Kong dollar, and Swedish krona exchange rates for revenues and purchases. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges. During the second quarter of fiscal 2022, the Company initiated the operating hedge program for the fiscal year ending April 2, 2023.
The Company recognized the following unrealized gains in the fair value of derivatives designated as cash flow hedges in other comprehensive income:

First quarter ended
	July 3, 2022		June 27, 2021
CAD $ millions	Net gain	Tax expense	Net gain	Tax expense
	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	0.7	(0.4)	0.7	(0.2)
The Company reclassified the following losses and gains from other comprehensive income on derivatives designated as cash flow hedges to locations in the consolidated financial statements described below:

	First quarter ended
CAD $ millions	July 3, 2022	June 27, 2021
Loss (gain) from other comprehensive income	$	$
Forward foreign exchange contracts designated as cash flow hedges
Revenue	0.7	—
SG&A expenses	1.0	(0.1)
Inventory	(0.1)	(1.0)
For the first quarter ended July 3, 2022, unrealized loss of $0.6m (first quarter ended June 27, 2021 - unrealized gain of $0.3m) on forward exchange contracts that were not treated as hedges were recognized in SG&A expenses in the interim statements of loss.

Canada Goose Holdings Inc.	Page 35 of 43

Foreign currency forward exchange contracts outstanding as at July 3, 2022 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	US$	118.7	U.S. dollars
		€113.6	euros

Forward contract to sell Canadian dollars	US$	25.0	U.S. dollars
		€40.5	euros

Forward contract to purchase euros	CHF	2.1	Swiss francs
	CNY	469.1	Chinese yuan
		£47.4	British pounds sterling

Forward contract to sell euros	CHF	6.4	Swiss francs
	CNY	90.3	Chinese yuan
		£2.9	British pounds sterling
Foreign exchange risk on borrowings
Amounts available for borrowing under part of our Revolving Facility are denominated in U.S. dollars. As at July 3, 2022, there were no amounts owing under the Revolving Facility.
Amounts available for borrowing under the Term Loan Facility are denominated in U.S. dollars. Based on our outstanding balances of $380.7m (US$295.5m) under the Term Loan Facility as at July 3, 2022, a $0.01 depreciation in the value of the Canadian dollar compared to the U.S. dollar would have resulted in a decrease in our pre-tax income of $3.0m solely as a result of that exchange rate fluctuation’s effect on the debt.
The Company enters into derivative transactions to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk related to principal and interest payments on the Term Loan Facility denominated in U.S. dollars. The Company also entered into a five-year forward exchange contract by selling $368.5m and receiving US$270.0m as measured on the trade date, to fix the foreign exchange risk on a portion of the Term Loan Facility.
The Company recognized the following unrealized gains and losses in the fair value of derivatives designated as hedging instruments in other comprehensive income:

First quarter ended
	July 3, 2022		June 27, 2021
CAD $ millions	Net gain	Tax expense	Net loss	Tax recovery
	$	$	$	$
Swaps designated as cash flow hedges	0.6	(0.2)	(0.5)	0.2

Canada Goose Holdings Inc.	Page 36 of 43

The Company reclassified the following losses from other comprehensive income on derivatives designated as hedging instruments to SG&A expenses:

	First quarter ended
CAD $ millions	July 3, 2022	June 27, 2021
Loss from other comprehensive income	$	$
Swaps designated as cash flow hedges	0.2	0.2
For the first quarter ended July 3, 2022, unrealized gains of $12.4m (first quarter ended June 27, 2021 - unrealized losses of $7.5m) in the fair value of the long-dated forward exchange contract related to a portion of the Term Loan Facility were recognized in SG&A expenses in the interim statements of loss.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on the borrowings outstanding under the Term Loan Facility, the Mainland China Facilities and Japan Facility which currently bear interest rates at 4.51%, 4.26%, and 0.37% respectively. As at July 3, 2022, the Company had no amounts outstanding on the revolving facility.
Based on the weighted average amount of outstanding borrowings, a 1.00% increase in the average interest rate during the first quarter ended July 3, 2022 would have increased interest expense on the Term Loan Facility and Mainland China Facilities by $0.9m and less than $0.1m respectively (first quarter ended June 27, 2021 - $0.9m and less than $0.1m, respectively). Correspondingly, a 1.00% increase in the average interest rate would have increased interest expense on our Japan Facility by less than $0.1m.
The Company entered into five-year interest rate swaps by fixing the LIBOR component of its interest rate at 0.95% on notional debt of US$270.0m. The swaps terminate on December 31, 2025. Subsequent to the Repricing Amendment, the applicable interest rate on the interest rate swaps was 4.45%. The interest rate swaps were designated at inception and accounted for as cash flow hedges.
Interest rate risk on the Term Loan Facility is partially mitigated by interest rate swap hedges. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of our borrowings at that time.
RELATED PARTY TRANSACTIONS
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of the Board of Directors by incurring expenses for business services. During the first quarter ended July 3, 2022, the Company incurred expenses with related parties of $0.3m (first quarter ended June 27, 2021 - $0.2m) from companies related to certain shareholders. Balances owing to related parties as at July 3, 2022 were $0.3m (June 27, 2021 - $0.2m, April 3, 2022 - $0.3m).

Canada Goose Holdings Inc.	Page 37 of 43

A lease liability due to the controlling shareholder of the acquired Baffin Inc. business (the “Baffin Vendor”) for leased premises was $3.6m as at July 3, 2022 (June 27, 2021 - $4.4m, April 3, 2022 - $3.8m). During the first quarter ended July 3, 2022, the Company paid principal and interest on the lease liability, net of rent concessions, and other operating costs to entities affiliated with the Baffin Vendor totaling $0.4m (first quarter ended June 27, 2021 - $0.3m). No amounts were owing to Baffin entities as at July 3, 2022, June 27, 2021, and April 3, 2022.
Lease liabilities due to the non-controlling shareholder of the Japan Joint Venture, Sazaby League, for leased premises was $2.8m as at July 3, 2022. During the first quarter ended July 3, 2022, the Company paid principal and interest on lease liabilities, royalty fees, and other operating costs to Sazaby League totaling $1.4m. Balances owing to Sazaby League as at July 3, 2022 were $0.2m.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our Interim Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our Annual Financial Statements and Interim Financial Statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.
The following are the accounting policies subject to judgments and key sources of estimation uncertainty that we believe could have the most significant impact on the amounts recognized in the Interim Financial Statements.
Revenue recognition. Revenue comprises DTC, Wholesale, and Other segment revenues. Revenue is measured at the amount of consideration to which the Company expects to be entitled in exchange for the sale of goods in the ordinary course of the Company’s activities. Revenue is presented net of sales tax, estimated returns, sales allowances, and discounts. The Company recognizes revenue when the Company has agreed terms with its customers, the contractual rights and payment terms have been identified, the contract has commercial substance, it is probable that consideration will be collected by the Company, and when control of the goods is transferred to the customer have been met.
It is the Company’s policy to sell merchandise through the DTC channel with a limited right to return, typically within 30 days. Accumulated experience is used to estimate and provide for such returns.
Inventories. Inventories are carried at the lower of cost and net realizable value which requires us to use estimates related to fluctuations in obsolescence, shrinkage, future retail prices, seasonality and costs necessary to sell the inventory.
We periodically review our inventories and make provisions as necessary to appropriately value obsolete or damaged raw materials and finished goods. In addition, as part of inventory valuations, we accrue for inventory shrinkage for lost or stolen items based on historical trends from actual physical inventory counts.

Canada Goose Holdings Inc.	Page 38 of 43

Leases. We exercise judgment when contracts are entered into that may give rise to a right-of-use asset that would be accounted for as a lease. Judgment is required in determining the appropriate lease term on a lease by lease basis. We consider all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option at inception and over the term of the lease, including investments in major leaseholds, operating performance, and changed circumstances. The periods covered by renewal or termination options are only included in the lease term if we are reasonably certain to exercise that option. Changes in the economic environment or changes in the retail industry may impact the assessment of the lease term.
We determine the present value of future lease payments by estimating the incremental borrowing rate specific to each leased asset or portfolio of leased assets. We determine the incremental borrowing rate of each leased asset or portfolio of leased assets by incorporating our creditworthiness, the security, term, and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to macroeconomic changes in the environment.
Impairment of non-financial assets (goodwill, intangible assets, property, plant and equipment, and right-of-use assets). We are required to use judgment in determining the grouping of assets to identify their cash generating units (“CGU”) for the purposes of testing non-financial assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill and intangible assets impairment testing, CGUs are grouped at the lowest level at which goodwill and intangible assets are monitored for internal management purposes. Judgment is also applied in allocating the carrying amount of assets to CGUs. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.
In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. We determine value-in-use by using estimates including projected future revenues, earnings, working capital, and capital investment consistent with strategic plans presented to the Board of Directors of the Company. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.
Income and other taxes. Current and deferred income taxes are recognized in the statement of income, except when it relates to a business combination, or items recognized in equity or in other comprehensive income. Application of judgment is required regarding the classification of transactions and in assessing probable outcomes of claimed deductions including expectations about future operating results, the timing and reversal of temporary differences and possible audits of income tax and other tax filings by the tax authorities in the various jurisdictions in which the Company operates.
Warranty. The critical assumptions and estimates used in determining the warranty provision at the statement of financial position date are: the number of jackets expected to require repair or replacement; the proportion to be repaired versus replaced; the period in which the warranty claim is expected to occur; the cost of repair; the cost to replace a jacket; and the risk-free rate used to discount the provision to present value. We review our inputs to this estimate on a quarterly basis to ensure the provision reflects the most current information regarding our products.

Canada Goose Holdings Inc.	Page 39 of 43

CHANGES IN ACCOUNTING POLICIES
Summary of accounting policies adopted
Non-controlling interest
In connection with the Japan Joint Venture, non-controlling interest accounting policy was adopted. Transactions with non-controlling interests are treated as transactions with equity owners of the Company. Changes in the Company's ownership interest of CG Japan are accounted for as equity transactions.
Financial instruments
In connection with the Japan Joint Venture, the Company established a financial liability for the put option in respect of non-controlling interests based on the present value of the amount expected to be paid to the non-controlling shareholder if exercised. Subsequently, the put option liability is adjusted to reflect changes in the present value of the amount that could be required to be paid at each reporting date, with fluctuations being recorded within the statement of loss, until it is exercised or expires. The put option is measured at amortized cost and the fair value of the put option is classified as Level 3 within IFRS 13, Fair value measurement.
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is assessing the potential impact of the amendment.
Standards issued and adopted
Configuration or Customization Costs in a Cloud Computing Arrangement
In April 2021, the International Financial Reporting Interpretations Committee (“IFRIC”) finalized an agenda decision within the scope of IAS 38, Intangible Assets which clarified the accounting of configuration and customization costs in cloud computing arrangements often referred to as Software as a Service ("SaaS") arrangements. As a result of the decision, costs that do not meet the capitalization criteria for intangible assets are required to be expensed as incurred.

Canada Goose Holdings Inc.	Page 40 of 43

The adoption of the agenda decision was recognized as a change in accounting policy in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8"). The Company amended the existing accounting policies related to implementation costs on SaaS arrangements as at April 1, 2019. The Company assessed the impact of the interpretation and identified $25.4m of costs recognized as intangible assets within ERP and computer software related to SaaS arrangements that were no longer eligible for capitalization and amortization in accordance with the agenda decision. As a result, these costs were written off as at April 1, 2019 as these costs would have been required to be expensed in the period incurred.
In accordance with IAS 8, retrospective application is required for accounting policy changes and comparative financial information was restated in these consolidated financial statements. The following tables outline the impacts of the restatements on the comparative periods:
Condensed Comprehensive Income Information
Increase (decrease)

	June 27, 2021
	As previously reported	Adjustments	Restated
	$	$	$
SG&A expenses	91.4	1.1	92.5
Income tax recovery	(20.5)	(0.3)	(20.8)
Net loss	(56.7)	(0.8)	(57.5)
Cumulative translation adjustment	(1.9)	0.1	(1.8)
Condensed Financial Position Information
Increase (decrease)

	June 27, 2021
	As previously reported	Adjustments	Restated
	$	$	$
Deferred income taxes (asset)	60.1	1.4	61.5
Intangible assets	155.5	(31.1)	124.4
Deferred income taxes (liability)	14.2	(6.5)	7.7
Shareholders' equity	545.4	(23.2)	522.2

Canada Goose Holdings Inc.	Page 41 of 43

Condensed Cash Flow Information
Increase (decrease)

	June 27, 2021
	As previously reported	Adjustments	Restated
	$	$	$
Net loss	(56.7)	(0.8)	(57.5)
Depreciation and amortization	23.5	(2.1)	21.4
Income tax recovery	(20.5)	(0.3)	(20.8)
Changes in non-cash items	(106.9)	2.3	(104.6)
Investment in intangible assets	(0.9)	0.9	—
Interest Rate Benchmark Reform
In August 2020, the IASB issued “Interest Rate Benchmark Reform – Phase II (amendments to IFRS 9, Financial Instruments; IFRS 7, Financial Instruments: Disclosures; IAS 39, Financial Instruments: Recognition and Measurement; IFRS 4, Insurance Contracts and IFRS 16, Leases)”, which addresses issues that affect financial reporting once an existing benchmark rate is replaced with an alternative rate and provides specific disclosure requirements. The amendments introduce a practical expedient for modifications required by the Interbank Offer Rate (“IBOR”) reform. The amendments relate to the modification of financial instruments where the basis for determining the contractual cash flows changes as a result of the IBOR reform, allowing for prospective application of the alternative rate. A similar practical expedient exists for lessee accounting under IFRS 16. It also relates to the application of hedge accounting, which is not discontinued solely because of the IBOR reform. Hedging relationships, including formal designation and documentation, must be amended to reflect modifications to the hedged item, however, the practical expedient allows the hedge relationship to continue, although additional ineffectiveness may be required. The amendments are effective for annual reporting periods beginning on or after January 1, 2021. A broader market-wide initiative is underway to transition the various IBOR based on rates in use to alternative reference rates. The Company’s term loan facility at a net book value of $380.0m, will be impacted by the IBOR reform. As such, the reformed IFRS guidance has been adopted, however, accounting under the adopted standard will take place once IBOR related arrangements are modified, which constitutes as an accounting event. As no accounting events have occurred to date, the Company has determined there is no financial reporting impact as of July 3, 2022. The Company is in discussions with its lenders and is currently determining if any modifications will meet the requirements for the application of the practical expedient.

Canada Goose Holdings Inc.	Page 42 of 43

INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure Controls and Procedures
Management, including the CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were effective as of July 3, 2022 to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting includes policies and procedures that:
•Pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the receipts and expenditures of the Company are made only in accordance with authorizations of management and directors; and
•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of the Company that could have a material effect on the consolidated financial statements.
There has been no change in the Company’s internal control over financial reporting during the first quarter ended July 3, 2022 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Management determined that the Company’s internal control over financial reporting was effective as of July 3, 2022.
Limitations of Controls and Procedures
Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Management's projections of any evaluation of the effectiveness of internal control over financial reporting as to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Canada Goose Holdings Inc.	Page 43 of 43